May 18, 2011

VIA EDGAR (Correspondence Filing)

Mr. Vincent J. DiStefano

Office of Disclosure and Review

Division of Investment Management

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

James Advantage Funds

File Nos. 333-37277 and 811-08411

Dear Mr. DiStefano:

On March 22, 2011, James Advantage Funds (the “Trust”) filed a Post-Effective Amendment to its Registration Statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) with respect to the James Long-Short Fund (the “Fund”).  The Trust received comments from you by telephone on the filing, and your comments and the Trust’s responses to your comments are set forth below.

Comment 1.

On the cover of the Fund’s Prospectus, please provide the Fund’s ticker symbol or confirm that a symbol has not yet been assigned.

Response:  The Fund’s ticker symbol of “JAZZX” was assigned on May 17, 2011 and will be included on the cover of the Fund’s Prospectus and Statement of Additional Information (“SAI”).

Comment 2. Please revise the footnote to the Fund’s fee table to refer to the “current ‘fiscal’ year”. Response: The requested change has been made.

May 18, 2011

Comment 3.

In the Principal Investment Strategies discussion, please clarify that the descriptions of equity and fixed-income securities refer to the principal investments of the Fund.

Response:  The second paragraph of the Principal Investment Strategies discussion has been revised as follows:

Equity securities ~~include~~ that the Fund will principally invest in are   common stocks, preferred stocks and real estate investment trusts (“REITs”), as well as exchange traded funds (“ETFs”) that invest primarily in equity securities and exchange traded notes (“ETNs”) whose returns are linked to an equity index. Fixed income securities that the Fund will principally invest in are ~~include~~  corporate bonds, notes, high yield bonds, municipal securities, U.S. government securities and sovereign and supranational securities, as well as ETFs that invest primarily in such securities and ETNs whose returns are linked to fixed income indexes, currencies or interest rates. The Fund may take long and short positions in fixed income securities of any maturity or credit quality. A significant portion of the Fund’s long and short equity positions may be invested in smaller capitalization securities. The Fund is non-diversified, which means that it can invest a relatively high percentage of its assets in a limited number of securities.

Comment 4.

In the Principal Investment Strategies discussion, please add additional disclosure regarding how the Fund decides when to sell long positions and close out short positions.

Response:   The following paragraph has been inserted at the end of the Principal Investment Strategies section in the Fund’s Prospectus.

The Adviser may sell a long position or close out a short position because the Adviser believes that the position is not as likely to achieve positive returns, or that another position is more likely to do so.  The Adviser also may sell a long position or close out a short position to reallocate the Fund’s portfolio between long and short positions, or between equity and fixed income securities; to adjust the portfolio’s sector or industry exposure; to adjust the duration of the fixed income portion of the portfolio; or to trim a position that has become too large a percentage of the portfolio.

Comment 5.

In the Principal Investment Strategies discussion, please add additional disclosure regarding the Fund’s use of derivatives as a principal investment strategy, including sufficient detail regarding the types of derivatives the Fund will use and when they will be used.   In the related “Derivatives Risk” disclosure, please move the second sentence to the Principal Investment Strategies discussion.

Response:   The Registrant has confirmed to us that the use of derivatives by the Fund will not constitute part of its principal investment strategy.  As a result, the paragraph discussing the Fund’s use of derivatives has been removed from the discussion in the Principal Investment Strategies section of the Prospectus.  The “Derivatives Risk” disclosure has also been deleted, and the following paragraph, originally set forth in the Item 9 discussion, has been modified and moved to the discussion following the “General Characteristics of Options” section in the SAI:

Risks of Options Transactions. There are risks associated with the sale and purchase of call and put options.  The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option.  The seller of an uncovered call option (that is, where the seller does not own the underlying security) assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option.  In such event, the securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices.  To the extent the premium received does not cover the difference in the market price and the exercise price, the seller will incur substantial losses when it is obligated to purchase the underlying securities at the higher market price, and sell such securities to the option holder at the lower option price.  Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss.  The buyer of a call option assumes the risk of losing its entire premium invested in the call option.  The seller (writer) of a put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option.  In such case, the seller will be obligated to purchase the securities at a much higher price from the option holder than the prevailing market price of the securities.  The seller will suffer substantial losses to the extent the premium received is less than the difference between the option price and the market price of the securities.  The buyer of a put option assumes the risk of losing the entire premium invested in the put option.

Comment 6.

In the “Fixed Income Risk” disclosure, please describe the increased volatility of longer-term fixed income securities.

Response:   The above-referenced disclosure has been revised as follows:

Fixed Income Risk:  Fixed income securities are subject to inherent market risks and fluctuations in value due to changes in earnings, economic conditions, quality ratings and other factors beyond the control of the Adviser.  These securities are also subject to price fluctuations based on changes in interest rates. If rates increase, the value of the Fund’s fixed income securities generally will decline ~~s.~~ , and those securities with longer terms generally will decline more.  There is a risk that issuers and counterparties will not make payments on fixed income securities held by the Fund.  Such defaults could result in losses to the Fund.  Securities with lower credit quality have a greater risk of default.  In addition, the credit quality of securities held by the Fund may be lowered if an issuer’s financial condition changes.  Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund.  Lower credit quality also may affect liquidity and make it difficult for the Fund to sell the security.

Comment 7.

In the “Exchange Traded Note Risk” disclosure, please state that ETNs are synthetic securities, that the Fund has no claim on the reference asset and that there is a counterparty risk.

Response:   The above-referenced disclosure has been revised as follows:

Exchange Traded Note Risk:   ETNs are synthetic securities, typically unsecured, with returns linked to the performance of a market index.  An ETN does not own the underlying index it is tracking, and thus the Fund will have no claim on the index and will be totally reliant on the counterparty for payment.   ETNs are subject to credit risk of the counterparty , and the value of an ETN will vary and will be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying markets to which its payments are linked, changes in the applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events.  The Fund will bear its proportionate share of any fees and expenses borne by the ETN.

Comment 8.

Under “Portfolio Management” in the Prospectus, please replace “Since Inception” with the month and year of the Fund’s inception..

Response:   In the above-referenced section, “Since Inception” has been replaced with “May 2011”.

Comment 9.

In the last paragraph of the Item 9 discussion, please state that shareholders will receive advance notice of any change to the investment objective.

Response:   The following sentence has been added to the above-referenced paragraph: “However, you will be given advance notice of any changes.”

Comment 10. Under “Additional Information About Redemptions”, the word “rejected” in the fourth line should be changed to “delayed.” Response: The requested change has been made.

Additionally, please note that the following changes have been made to the Fund’s Prospectus and SAI:

1)

In the last paragraph of the Item 9 discussion, the first sentence of the description of the Fund’s investments for temporary defensive purposes has been revised as follows:

For temporary defensive purposes, under adverse market conditions, the Fund may hold all or a substantial portion of its assets in a combination of ~~short-term~~  U.S. government or high quality money market instruments, repurchase agreements collateralized by such securities, money market funds or other cash equivalents.

2)

In the SAI, the second paragraph following paragraph 8 under Investment Limitations, Fundamental, has been revised as follows:

With respect to ~~each Fund’s~~ diversification, the current standards require that each Fund  (other than the Long-Short Fund) may not purchase the securities of any one issuer, other than an investment company or the U.S. Government or any of its instrumentalities, if immediately after such purchase more than 5% of the value of its total assets would be invested in such issuer, or ~~each~~ the Fund would own more than 10% of the outstanding voting securities of such issuer, except that up to 25% of the value of the Fund’s total assets may be invested without regard to such 5% and 10% limitations.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Donald S. Mendelsohn at
(513) 352-6546.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

814149.2